Mail Stop 4561
      December 9, 2005

Kimberly S. Patmore
Executive Vice President and Chief Financial Officer
First Data Corporation
6200 South Quebec Street
Greenwood Village, CO 30308

      Re:	First Data Corporation
		Form 10-K for Fiscal Year Ended December 31, 2004
Forms 10-Q for Fiscal Quarters Ended March 31, 2005, June 30, 2005 and September 30, 2005
File No.  001-11073


Dear Ms. Patmore:

   We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.











Form 10-K for the Fiscal Year Ended December 31, 2004

Consolidated Financial Statements

Note 1 - Summary of Significant Accounting Policies, page 83

Goodwill and Other Intangibles, page 87

1. We note your disclosure that you capitalize initial payments for new contracts, contract renewals and conversion costs associated with customer processing relationships. Please tell us the following:

* the nature and typical terms of the contracts for which you capitalize costs;
* the nature and timing of the costs capitalized;
* the gross amount of costs capitalized, by type, for each period presented;
* the amount of amortization expense recognized for each period presented; and
* your basis for capitalizing these costs, including the specific accounting guidance upon which you rely;
* your basis for accounting for these as intangible assets, including the specific accounting guidance upon which you rely; and
* how you determine the amortization period used for each category of these contract-related costs capitalized.

2. Please provide us with an example of a customer processing relationship agreement for which you would capitalize the associated costs.

Revenue Recognition, page 89

3. We note your disclosure on page 90 that revenue you earn on investing funds that are pending settlement of money orders and official checks is netted with commissions paid to official check agents. Please tell us your basis for netting the commissions paid against investment revenues.

4. Please provide us with a similar analysis describing your basis for netting the fair value of the guarantee against check verification and guarantee services revenues.






Note 7 - Nonderivative and Derivative Financial Instruments, page
115

5. We note your disclosure on page 117 that the critical terms of the interest rate swap and hedged commission payment obligation are the same and no ineffectiveness arises related to these cash flow hedges.
Please tell us how you hedge cash flows related to the commission payment obligation, including the specific documented risk being hedged and the terms of the hedging instrument and hedged items.

6. If you believe there is no ineffectiveness related to these hedges because critical terms are matched or because you apply the short-cut method, please tell us how this hedging relationship meets the requirements of paragraph 65 or 68 of SFAS 133.

7. We note your disclosure on page 119 that during 2004 you entered into certain market value swap agreements to hedge the exposure of changes in fair value related to long-term portfolio investments. Please tell us how you hedge the fair value of long-term portfolio investments, including the specific documented risk being hedged and the terms of the hedging instrument and hedged items.

8. If you believe there is no ineffectiveness related to these hedges because critical terms are matched or because you apply the short-cut method, please tell us how this hedging relationship meets the requirements of paragraph 65 or 68 of SFAS 133.

9. If you hedge a portfolio of long-term investments, please tell us the following:

* how the portfolio of investments satisfy the requirements of paragraph 21(a)(1) of SFAS 133; and
* how the documented hedging strategy meets the requirements of paragraph 20(b) of SFAS 133 at inception and on an ongoing basis.

* * *

   Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your response on EDGAR. Please understand that we may have additional comments after reviewing your response to our comments.






   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

     	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


      In addition, please be advised that the Division of
Enforcement
has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing. Please contact Nancy Maloney, Staff Accountant, at (202) 551-3427 or me at (202) 551-3449
if you have questions.

   								Sincerely,



      Joyce A. Sweeney
      Accounting Branch Chief

Kimberly S. Patmore
First Data Corporation
December 9, 2005
Page 4